Number: C1141501

BRITISH COLUMBIA

# CERTIFICATE
# OF
# CONTINUATION

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that Metalla Royalty & Streaming Ltd., has continued into British Columbia from the Jurisdiction of CANADA, under the Business Corporations Act, with the name METALLA ROYALTY & STREAMING LTD. on November 16, 2017 at 10:15 AM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On November 16, 2017*

**CAROL PREST**
*Registrar of Companies*
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE